SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 to)

Crestwood Midstream Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

226378107

(CUSIP Number)

Joel Lambert

700 Louisiana Street, Suite 2550

Houston, TX 77002

(832) 519-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 226378107

1	NAME OF REPORTING PERSON Crestwood Gas Services Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,339,314 Common Units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,339,314 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,339,314 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%*
14	TYPE OF REPORTING PERSON OO

*	All percentages of Common Units outstanding contained herein are based on 188,356,692 Common Units outstanding as of February 13, 2015, as reported in the Issuer’s Annual Report on Form 10-K, filed March 2, 2015.

CUSIP No. 226378107

1	NAME OF REPORTING PERSON Crestwood Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,995,823 Common Units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,995,823 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,995,823 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%*
14	TYPE OF REPORTING PERSON OO

*	All percentages of Common Units outstanding contained herein are based on 188,356,692 Common Units outstanding as of February 13, 2015, as reported in the Issuer’s Annual Report on Form 10-K, filed March 2, 2015.

CUSIP No. 226378107

1	NAME OF REPORTING PERSON Crestwood Holdings II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,995,823 Common Units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,995,823 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,995,823 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%*
14	TYPE OF REPORTING PERSON OO

*	All percentages of Common Units outstanding contained herein are based on 188,356,692 Common Units outstanding as of February 13, 2015, as reported in the Issuer’s Annual Report on Form 10-K, filed March 2, 2015.

CUSIP No. 226378107

1	NAME OF REPORTING PERSON Crestwood Holdings Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,995,823 Common Units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,995,823 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,995,823 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%*
14	TYPE OF REPORTING PERSON OO

*	All percentages of Common Units outstanding contained herein are based on 188,356,692 Common Units outstanding as of February 13, 2015, as reported in the Issuer’s Annual Report on Form 10-K, filed March 2, 2015.

CUSIP No. 226378107

1	NAME OF REPORTING PERSON Crestwood Gas Services GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,597 Common Units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,597 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,597 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON OO

*	All percentages of Common Units outstanding contained herein are based on 188,356,692 Common Units outstanding as of February 13, 2015, as reported in the Issuer’s Annual Report on Form 10-K, filed March 2, 2015.

CUSIP No. 226378107

1	NAME OF REPORTING PERSON Crestwood Midstream GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,597 Common Units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,597 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,597 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON OO

*	All percentages of Common Units outstanding contained herein are based on 188,356,692 Common Units outstanding as of February 13, 2015, as reported in the Issuer’s Annual Report on Form 10-K, filed March 2, 2015.

CUSIP No. 226378107

1	NAME OF REPORTING PERSON Crestwood Midstream Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,597 Common Units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,597 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,597 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON PN

*	All percentages of Common Units outstanding contained herein are based on 188,356,692 Common Units outstanding as of February 13, 2015, as reported in the Issuer’s Annual Report on Form 10-K, filed March 2, 2015.

CUSIP No. 226378107

1	NAME OF REPORTING PERSON MGP GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,597 Common Units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,597 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,597 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON OO

*	All percentages of Common Units outstanding contained herein are based on 188,356,692 Common Units outstanding as of February 13, 2015, as reported in the Issuer’s Annual Report on Form 10-K, filed March 2, 2015.

CUSIP No. 226378107

1	NAME OF REPORTING PERSON Crestwood Equity Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,159,438 Common Units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,159,438 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,159,438 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%*
14	TYPE OF REPORTING PERSON PN

*	All percentages of Common Units outstanding contained herein are based on 188,356,692 Common Units outstanding as of February 13, 2015, as reported in the Issuer’s Annual Report on Form 10-K, filed March 2, 2015.

CUSIP No. 226378107

1	NAME OF REPORTING PERSON Crestwood Equity GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,159,438 Common Units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,159,438 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,159,438 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%*
14	TYPE OF REPORTING PERSON OO

*	All percentages of Common Units outstanding contained herein are based on 188,356,692 Common Units outstanding as of February 13, 2015, as reported in the Issuer’s Annual Report on Form 10-K, filed March 2, 2015.

CUSIP No. 226378107

1	NAME OF REPORTING PERSON Crestwood Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,159,438 Common Units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,159,438 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,159,438 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%*
14	TYPE OF REPORTING PERSON PN

*	All percentages of Common Units outstanding contained herein are based on 188,356,692 Common Units outstanding as of February 13, 2015, as reported in the Issuer’s Annual Report on Form 10-K, filed March 2, 2015.

CUSIP No. 226378107

1	NAME OF REPORTING PERSON FR XI CMP Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,995,823 Common Units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,995,823 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,995,823 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%*
14	TYPE OF REPORTING PERSON OO

*	All percentages of Common Units outstanding contained herein are based on 188,356,692 Common Units outstanding as of February 13, 2015, as reported in the Issuer’s Annual Report on Form 10-K, filed March 2, 2015.

CUSIP No. 226378107

1	NAME OF REPORTING PERSON FR Midstream Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,206,427 Common Units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,206,427 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,206,427 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%*
14	TYPE OF REPORTING PERSON OO

*	All percentages of Common Units outstanding contained herein are based on 188,356,692 Common Units outstanding as of February 13, 2015, as reported in the Issuer’s Annual Report on Form 10-K, filed March 2, 2015.

CUSIP No. 226378107

1	NAME OF REPORTING PERSON First Reserve GP XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,206,427 Common Units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,206,427 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,206,427 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%*
14	TYPE OF REPORTING PERSON PN

*	All percentages of Common Units outstanding contained herein are based on 188,356,692 Common Units outstanding as of February 13, 2015, as reported in the Issuer’s Annual Report on Form 10-K, filed March 2, 2015.

CUSIP No. 226378107

1	NAME OF REPORTING PERSON First Reserve GP XI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,206,427 Common Units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,206,427 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,206,427 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%*
14	TYPE OF REPORTING PERSON CO

*	All percentages of Common Units outstanding contained herein are based on 188,356,692 Common Units outstanding as of February 13, 2015, as reported in the Issuer’s Annual Report on Form 10-K, filed March 2, 2015.

CUSIP No. 226378107

1	NAME OF REPORTING PERSON William E. Macaulay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,206,427 Common Units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,206,427 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,206,427 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%*
14	TYPE OF REPORTING PERSON IN

*	All percentages of Common Units outstanding contained herein are based on 188,356,692 Common Units outstanding as of February 13, 2015, as reported in the Issuer’s Annual Report on Form 10-K, filed March 2, 2015.

This Amendment No. 1 to Schedule 13D is filed by the Reporting Persons (as defined below) as an amendment to the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on October 11, 2013 (as amended, this “Schedule 13D”). This Amendment relates to the common units representing limited partner interests (the “Common Units”) of Crestwood Midstream Partners LP, a Delaware limited partnership (the “Issuer”). Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background

Item 2 is hereby amended and restated as follows:

(a) This Schedule 13D is filed by (i) Crestwood Gas Services Holdings LLC, a Delaware limited liability company (“Gas Services Holdings”), (ii) Crestwood Holdings LLC, a Delaware limited liability company (“Crestwood Holdings”), (iii) Crestwood Holdings II LLC, a Delaware limited liability company (“Crestwood Holdings II”), (iv) Crestwood Holdings Partners, LLC, a Delaware limited liability company (“Crestwood Holdings Partners”), (v) Crestwood Gas Services GP LLC, a Delaware limited liability company (“CMLP GP”), (vi) Crestwood Midstream GP LLC, a Delaware limited liability company (“Midstream GP”), (vii) Crestwood Midstream Holdings LP, a Delaware limited partnership (“Midstream Holdings”), (viii) MGP GP, LLC, a Delaware limited liability company (“MGP GP”, and collectively with CMLP GP, Midstream GP and Midstream Holdings, the “Midstream Entities”), (ix) Crestwood Equity Partners LP, a Delaware limited partnership (“CEQP”), (x) Crestwood Equity GP LLC, a Delaware limited liability company (“Equity GP”), (xi) Crestwood Holdings LP, a Delaware limited partnership (“Crestwood Holdings LP”, and collectively with CEQP and Equity GP, the “CEQP Entities”), (xii) FR XI CMP Holdings LLC, a Delaware limited liability company (“FR XI CMP”), (xiii) FR Midstream Holdings LLC, a Delaware limited liability company (“FR Midstream Holdings”), (xiv) First Reserve GP XI, L.P., a Delaware limited partnership (“FR GP LP”), (xv) First Reserve GP XI, Inc., a Delaware corporation (“FR GP Inc.”) and (xvi) William E. Macaulay, a United States citizen (collectively with Gas Services Holdings, Crestwood Holdings, Crestwood Holdings II, Crestwood Holdings Partners, CMLP GP, Midstream GP, Midstream Holdings, MGP GP, CEQP, Equity GP, Crestwood Holdings LP, FR XI CMP, FR Midstream Holdings, FR GP LP and FR GP Inc., the “Reporting Persons”). For purposes of this Schedule 13D, Gas Services Holdings, Crestwood Holdings, Crestwood Holdings II, Crestwood Holdings Partners, FR XI CMP, FR Midstream Holdings, FR GP LP, FR GP Inc. and Mr. Macaulay shall be collectively referred to as the “FR Reporting Persons”.

Crestwood Holdings is the sole member of Gas Services Holdings, which together own all of the limited and general partnership interests of Crestwood Holdings LP, which is the sole member of Equity GP, which is the general partner of CEQP, which owns all of the limited partnership interests of Midstream Holdings and is the sole member of MGP GP, which is the general partner of Midstream Holdings, which is the sole member of Midstream GP, which is the sole member of CMLP GP and the general partner of the Issuer. Crestwood Holdings has the ability to appoint the members of the board of directors of both Equity GP and Midstream GP. Crestwood Holdings II is the sole member of Crestwood Holdings. Crestwood Holdings Partners is the sole member of Crestwood Holdings II. FR XI CMP is the controlling member of Crestwood Holdings Partners. FR Midstream Holdings is the sole member of FR XI CMP. FR GP LP is the managing member of FR Midstream Holdings. FR GP Inc. is the general partner of FR GP LP. Mr. Macaulay is a director and has the right to appoint a majority of the board of directors of FR GP Inc.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and, where applicable, members of the board of directors or management committee of the Reporting Persons (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated by reference herein.

(b) The principal business and office address of each of Gas Services Holdings, Crestwood Holdings, Crestwood Holdings II, Crestwood Holdings Partners, CMLP GP, Midstream GP, Midstream Holdings, MGP GP, CEQP, Equity GP and Crestwood Holdings LP is c/o Crestwood Holdings Partners, LLC, 700 Louisiana Street, Suite 2550, Houston, Texas 77002. The principal business and office address of each of FR XI CMP, FR Midstream Holdings, FR GP LP, FR GP Inc. and Mr. Macaulay is c/o First Reserve Corporation, One Lafayette Place, Greenwich, CT 06830.

(c) FR XI CMP, FR Midstream Holdings, FR GP LP and FR GP Inc. are each principally engaged in the business of managing investments in other companies engaged in various energy and energy related activities. Each of Gas Services Holdings, Crestwood Holdings, Crestwood Holdings II, Crestwood Holdings Partners, CMLP GP, Midstream GP, Midstream Holdings, MGP GP, CEQP, Equity GP and Crestwood Holdings LP were formed to make investments in energy-related midstream assets, and to undertake activities related thereto. Mr. Macaulay is Chairman and Chief Executive Officer of First Reserve Partners Limited, an affiliate of each of FR XI CMP, FR Midstream Holdings, FR GP LP and FR GP Inc.

(d) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Listed Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship or place of organization of each of the Reporting Persons is set forth on the cover pages of this Schedule 13D and the citizenship of each of the Listed Persons is set forth on Schedule I which information is incorporated herein by reference.

Item 4. Purpose of the Transaction

Item 4 is hereby supplemented as follows:

Agreement and Plan of Merger

On May 5, 2015, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among CEQP, Equity GP, CEQP ST SUB LLC, a Delaware limited liability company (“MergerCo”), MGP GP, Midstream Holdings, the Issuer, Midstream GP and CMLP GP.

Upon the terms and subject to the conditions set forth in the Merger Agreement, MergerCo, MGP GP and Midstream Holdings will merge (the “Merger”) with and into the Issuer, with the Issuer being the surviving entity. Further, immediately following the effective time of the Merger, CEQP will contribute 100% of the equity interests of Crestwood Operations LLC, a Delaware limited liability company, to the Issuer in exchange for additional limited partner interests in the Issuer, such that following the Merger and the related transactions provided for in the Merger Agreement, Midstream GP will be a direct, wholly-owned subsidiary of CEQP and continue to be the sole general partner of the Issuer, and CEQP and CMLP GP will own a 99.9% limited partner interest and a 0.1% limited partner interest, respectively, in the Issuer, as the surviving entity of the Merger.

At the effective time of the Merger, (i) each Common Unit issued and outstanding immediately prior the effective time of the Merger (other than Common Units held by CEQP, CMLP GP or their respective subsidiaries, if any) shall be converted into the right to receive 2.7500 common units of CEQP and (ii) each preferred unit of the Issuer issued and outstanding immediately prior the effective time of the Merger (other than preferred units of the Issuer held by CEQP or its subsidiaries, if any) shall be converted into the right to receive 2.7500 preferred units of CEQP.

Upon consummation of the Merger, (i) the Common Units will be delisted from the New York Stock Exchange and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 and (ii) the partnership agreement of the Issuer will be amended and restated.

The foregoing summary of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is attached hereto as
Exhibit G.

Support Agreement

On May, 5, 2015, in connection with the transactions contemplated by the Merger Agreement, Gas Services Holdings and Crestwood Holdings (the “Supporting Parties”) entered into a Support Agreement (the “Support Agreement”) by and among the Issuer, CEQP and the Supporting Parties.

Pursuant to the Support Agreement, each of the Supporting Parties has irrevocably and unconditionally agreed (i) to appear at each meeting of the unitholders of the Issuer or otherwise cause all of the Common Units owned of record by it (to the extent such Common Units are entitled to vote) and any Common Units it or any of its subsidiaries acquires of record on or after the date of the Support Agreement (collectively, the “Covered Units”) to be counted as present thereat for purposes of establishing a quorum and (ii) to vote (or cause to be voted) in person or by proxy, or deliver (or cause to be delivered) a written consent covering, all of the Covered Units (A) in favor of the approval and adoption of the Merger Agreement, the Merger and all other transactions contemplated by the Merger Agreement and any other matter necessary for the consummation of such transactions submitted for the vote or written consent of the unitholders of the Issuer, (B) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer or Midstream GP or any of their subsidiaries contained in the Merger Agreement and (C) against any action, agreement or transaction that would impede, delay or postpone the Merger or the other transactions contemplated by the Merger Agreement.

In addition, the Supporting Parties have appointed Joel Lambert, and any designee of the conflicts committee of CEQP, as their proxy and attorney-in-fact (with full power of substitution), to vote (or exercise a written consent with respect to) the Covered Units solely in accordance with the Support Agreement.

In addition, the Supporting Parties have agreed, subject to limited exceptions, not to Transfer any of the Covered Units, beneficial ownership thereof or voting power therein, except as expressly provided in the Merger Agreement. As used in the Support Agreement, “Transfer” means, directly or indirectly, to sell, transfer, assign or similarly dispose of (by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the voting of or sale, transfer, assignment or similar disposition of (by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise).

The obligations of the Supporting Parties under the Support Agreement will remain in effect until the earliest to occur of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) the conflict committee of the Issuer making a Midstream Change in Recommendation (as defined in the Merger Agreement), (iv) the written agreement of CEQP and the conflicts committee of the Issuer, on behalf of the Issuer, to terminate the Support Agreement, (v) the Termination Date (as defined in the Merger Agreement) or (vi) the making of any change, by amendment, waiver or other modification by any party to any provision of the Merger Agreement that is adverse to any of the Supporting Parties without the prior written consent of the Supporting Parties.

The foregoing summary of the Support Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Support Agreement, a copy of which is attached hereto as
Exhibit H.

CEQP Support Agreement

On May 5, 2015, in connection with the transactions contemplated by the Merger Agreement, CEQP and CMLP GP (the “CEQP Supporting Parties”) entered into a Support Agreement (the “CEQP Support Agreement) by and among the Issuer, CEQP, CMLP GP and the holders of preferred units of the Issuer party thereto, pursuant to which, among other things, the CEQP Supporting Parties agreed to vote their Common Units in favor of the Merger and the other transactions contemplated by the Merger Agreement. The CEQP Support Agreement is in substantially the same form as the Support Agreement.

The foregoing summary of the CEQP Support Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the CEQP Support Agreement, a copy of which is attached hereto as Exhibit I.

Item 5. Interest in Securities of the Issuer

Item 5(a) and (b) of the Schedule 13D is hereby amended and restated as follows:

(a) and (b). The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. The following disclosure is based on 188,356,692 Common Units outstanding as of February 13, 2015, as reported in the Issuer’s Annual Report on Form 10-K, filed March 2, 2015. See Schedule I for the information applicable to the Listed Persons.

Gas Services Holdings holds 18,339,314 Common Units, representing approximately 9.7% of the outstanding Common Units. Crestwood Holdings holds an additional 2,497,071 Common Units and may be deemed to beneficially own (i) the 18,339,314 Common Units held by Gas Services Holdings, (ii) 7,137,841 Common Units held by CEQP and (iii) 21,597 Common Units held by CMLP GP, collectively representing approximately 14.9% of the outstanding Common Units. CEQP holds 7,137,841 Common Units and may be deemed to beneficially own 21,597 Common Units held by CMLP GP, collectively representing approximately 3.8% of the outstanding Common Units. CMLP GP holds 21,597 Common Units representing less than 0.1% of the outstanding Common Units.

FR Midstream Holdings may be deemed to beneficially own an additional 2,210,604 Common Units owned directly by KA First Reserve. FR Midstream Holdings owns a majority of the membership interests in KA First Reserve and controls the board of managers of KA First Reserve. FR GP Inc. is the general partner of FR GP LP, which is the managing member of FR Midstream Holdings, which is the sole member of FR XI CMP, which is the controlling member of Crestwood Holdings Partners, which is the sole member of Crestwood Holdings II, which is the sole member of Crestwood Holdings, which is the sole member of Gas Services Holdings. When FR Midstream Holdings’ indirect beneficial ownership of Common Units through KA First Reserve is combined with other indirect ownership of Common Units through Gas Services Holdings, Crestwood Holdings, CEQP and CMLP GP, such ownership interests represent approximately 16.0% of the outstanding Common Units.

By virtue of the Support Agreement and the CEQP Support Agreement described herein, the Midstream Entities and the CEQP Entities may be deemed to be members of a group with the FR Reporting Persons. Collectively, the Reporting Persons may be deemed to beneficially own an aggregate of 30,206,427 Common Units representing approximately 16.0% of the outstanding Common Units. The filing of this Schedule 13D shall not be deemed an admission that the Midstream Entities and the CEQP Entities are members of a group with the FR Reporting Persons. The filing of this Schedule 13D shall also not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by this statement. Each Reporting Person disclaims beneficial ownership of the securities reported herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented as follows:

The information set forth or incorporated by reference in Item 2 and Item 4 of this statement is hereby incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby supplemented as follows by adding the following at the end thereof:

Exhibit G	Agreement and Plan of Merger, dated as of May 5, 2015, by and among CEQP, Equity GP, MergerCo, MGP GP, Midstream Holdings, the Issuer, Midstream GP and CMLP GP (incorporated by reference to Exhibit 2.1 the Issuer’s Form 8-K filed with the Commission on May 6, 2015 (file number 001-35377)).

Exhibit H	Support Agreement, dated as of May 5, 2015, by and among the Issuer, CEQP, Gas Services Holdings and Crestwood Holdings (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the Commission on May 6, 2015 (file number 001-35377)).

Exhibit I	Support Agreement, dated as of May 5, 2015, by and among the Issuer, CEQP and CMLP GP (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the Commission on May 6, 2015 (file number 001-35377)).

Exhibit J	Joint Filing Agreement (filed herewith).

[Signature Pages Follow]

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: May 6, 2015

CRESTWOOD GAS SERVICES HOLDINGS LLC

By:	/s/ Joel C. Lambert

Name: Joel C. Lambert
Title: Senior Vice President

CRESTWOOD HOLDINGS LLC

By:	/s/ Joel C. Lambert

Name: Joel C. Lambert
Title: Senior Vice President

CRESTWOOD HOLDINGS II LLC

By:	/s/ Joel C. Lambert

Name: Joel C. Lambert
Title: Senior Vice President

CRESTWOOD HOLDINGS PARTNERS, LLC

By:	/s/ Joel C. Lambert

Name: Joel C. Lambert
Title: Senior Vice President

CRESTWOOD GAS SERVICES GP, LLC

By:	/s/ Joel C. Lambert

Name: Joel C. Lambert
Title: Senior Vice President

[Signature Page to Schedule 13D]

CRESTWOOD MIDSTREAM GP LLC

By:	/s/ Joel C. Lambert

Name: Joel C. Lambert
Title: Senior Vice President

CRESTWOOD MIDSTREAM HOLDINGS LP

By:	MGP GP LLC, its general partner

By:	/s/ Joel C. Lambert

Name: Joel C. Lambert
Title: Senior Vice President

MGP GP LLC

By:	/s/ Joel C. Lambert

Name: Joel C. Lambert
Title: Senior Vice President

CRESTWOOD EQUITY PARTNERS LP

By:	Crestwood Equity GP LLC, its general partner

By:	/s/ Joel C. Lambert

Name: Joel C. Lambert
Title: Senior Vice President

CRESTWOOD EQUITY GP LLC

By:	/s/ Joel C. Lambert

Name: Joel C. Lambert
Title: Senior Vice President

CRESTWOOD HOLDINGS LP

By:	Crestwood Holdings LLC, its general partner

By:	/s/ Joel C. Lambert

Name: Joel C. Lambert
Title: Senior Vice President

[Signature Page to Schedule 13D]

FR XI CMP HOLDINGS LLC

By:	First Reserve GP XI, L.P., its managing member

By:	First Reserve GP XI, Inc., its general partner

By:	/s/ Michael France

Name: Michael France
Title: Managing Director

FR MIDSTREAM HOLDINGS LLC

By:	First Reserve GP XI, L.P., its managing member

By:	First Reserve GP XI, Inc., its general partner

By:	/s/ Michael France

Name: Michael France
Title: Managing Director

FIRST RESERVE GP XI, L.P.

By:	First Reserve GP XI, Inc., its general partner

By:	/s/ Michael France

Name: Michael France
Title: Managing Director

FIRST RESERVE GP XI, INC.

By:	/s/ Michael France

Name: Michael France
Title: Managing Director

WILLIAM E. MACAULAY

By:	/s/ Anne E. Gold

Name: Anne E. Gold
Title: Attorney-in-fact

[Signature Page to Schedule 13D]

Schedule I

Officers of Crestwood Gas Services Holdings LLC

Robert G. Phillips

Address: c/o Crestwood Holdings Partners, LLC, 700 Louisiana Street, Suite 2550, Houston, Texas 77002

Principal Occupation: Chairman, President and Chief Executive Officer of Crestwood Holdings Partners, LLC

Citizenship: USA

Amount Beneficially Owned: 139,577

J. “Heath” Deneke

Address: c/o Crestwood Holdings Partners, LLC, 700 Louisiana Street, Suite 2550, Houston, Texas 77002

Principal Occupation: President, Natural Gas of Crestwood Holdings Partners, LLC

Citizenship: USA

Amount Beneficially Owned: 45,591

William C. Gautreaux

Address: c/o Crestwood Holdings Partners, LLC, 700 Louisiana Street, Suite 2550, Houston, Texas 77002

Principal Occupation: President, Liquids & Crude of Crestwood Holdings Partners, LLC

Citizenship: USA

Amount Beneficially Owned: 1,242,733

Steven M. Dougherty

Address: c/o Crestwood Holdings Partners, LLC, 700 Louisiana Street, Suite 2550, Houston, Texas 77002

Principal Occupation: Senior Vice President, Chief Accounting Officer of Crestwood Holdings Partners, LLC

Citizenship: USA

Amount Beneficially Owned: 47,028

Robert T. Halpin III

Address: c/o Crestwood Holdings Partners, LLC, 700 Louisiana Street, Suite 2550, Houston, Texas 77002

Principal Occupation: Senior Vice President and Chief Financial Officer of Crestwood Holdings Partners, LLC

Citizenship: USA

Amount Beneficially Owned: 47,292

Joel C. Lambert

Address: c/o Crestwood Holdings Partners, LLC, 700 Louisiana Street, Suite 2550, Houston, Texas 77002

Principal Occupation: Senior Vice President, General Counsel & Secretary of Crestwood Holdings Partners, LLC

Citizenship: USA

Amount Beneficially Owned: 30,361

William H. Moore

Address: c/o Crestwood Holdings Partners, LLC, 700 Louisiana Street, Suite 2550, Houston, Texas 77002

Principal Occupation: Senior Vice President, Strategy & Corporate Development of Crestwood Holdings Partners, LLC

Citizenship: USA

Amount Beneficially Owned: 47,644

Joel D. Moxley

Address: c/o Crestwood Holdings Partners, LLC, 700 Louisiana Street, Suite 2550, Houston, Texas 77002

Principal Occupation: Senior Vice President, Operations Services of Crestwood Holdings Partners, LLC

Citizenship: USA

Amount Beneficially Owned: 19,891

Schedule I – 1

Officers of Crestwood Holdings LLC

Robert G. Phillips

(see above)

J. “Heath” Deneke

(see above)

William C. Gautreaux

(see above)

Steven M. Dougherty

(see above)

Robert T. Halpin III

(see above)

Joel C. Lambert

(see above)

William H. Moore

(see above)

Joel D. Moxley

(see above)

Officers of Crestwood Holdings II LLC

Robert G. Phillips

(see above)

J. “Heath” Deneke

(see above)

William C. Gautreaux

(see above)

Steven M. Dougherty

(see above)

Robert T. Halpin III

(see above)

Joel C. Lambert

(see above)

William H. Moore

(see above)

Joel D. Moxley

(see above)

Schedule I – 2

Officers of Crestwood Holdings Partners, LLC

Robert G. Phillips

(see above)

J. “Heath” Deneke

(see above)

William C. Gautreaux

(see above)

Steven M. Dougherty

(see above)

Robert T. Halpin III

(see above)

Joel C. Lambert

(see above)

William H. Moore

(see above)

Joel D. Moxley

(see above)

Members of the Management Committee of Crestwood Holdings Partners, LLC

Timothy H. Day

Address: First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 16,652

Michael G. France

Address: First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 16,652

Robert G. Phillips

(see above)

Officers of Crestwood Gas Services GP LLC

Robert G. Phillips

(see above)

J. “Heath” Deneke

(see above)

William C. Gautreaux

(see above)

Schedule I – 3

Steven M. Dougherty

(see above)

Robert T. Halpin III

(see above)

Joel C. Lambert

(see above)

William H. Moore

(see above)

Joel D. Moxley

(see above)

Directors of Crestwood Midstream GP LLC

Robert G. Phillips

(see above)

Alvin Bledsoe

Address: c/o Crestwood Holdings Partners, LLC, 700 Louisiana Street, Suite 2550, Houston, Texas 77002

Principal Occupation: Director

Citizenship: USA

Amount Beneficially Owned: 76,602

Michael G. France

(see above)

Philip D. Gettig

Address: c/o Crestwood Holdings Partners, LLC, 700 Louisiana Street, Suite 2550, Houston, Texas 77002

Principal Occupation: Director

Citizenship: USA

Amount Beneficially Owned: 34,493

Warren H. Gfeller

Address: c/o Crestwood Holdings Partners, LLC, 700 Louisiana Street, Suite 2550, Houston, Texas 77002

Principal Occupation: Private investor

Citizenship: USA

Amount Beneficially Owned: 73,562

David Lumpkins

Address: c/o Crestwood Holdings Partners, LLC, 700 Louisiana Street, Suite 2550, Houston, Texas 77002

Principal Occupation: Director

Citizenship: USA

Amount Beneficially Owned: 49,397

John J. Sherman

Address: c/o Crestwood Holdings Partners, LLC, 700 Louisiana Street, Suite 2550, Houston, Texas 77002

Principal Occupation: Director

Citizenship: USA

Amount Beneficially Owned: 4,882,587

Schedule I – 4

David M. Wood

Address: c/o Crestwood Holdings Partners, LLC, 700 Louisiana Street, Suite 2550, Houston, Texas 77002

Principal Occupation: Director

Citizenship: USA

Amount Beneficially Owned: 9,397

Officers of Crestwood Midstream GP LLC

Robert G. Phillips

(see above)

J. “Heath” Deneke

(see above)

William C. Gautreaux

(see above)

Steven M. Dougherty

(see above)

Robert T. Halpin III

(see above)

Joel C. Lambert

(see above)

William H. Moore

(see above)

Joel D. Moxley

(see above)

Officers of Crestwood Midstream Holdings LP

Robert G. Phillips

(see above)

J. “Heath” Deneke

(see above)

William C. Gautreaux

(see above)

Steven M. Dougherty

(see above)

Robert T. Halpin III

(see above)

Joel C. Lambert

(see above)

Schedule I – 5

William H. Moore

(see above)

Joel D. Moxley

(see above)

Officers of MGP GP LLC

Robert G. Phillips

(see above)

J. “Heath” Deneke

(see above)

William C. Gautreaux

(see above)

Steven M. Dougherty

(see above)

Robert T. Halpin III

(see above)

Joel C. Lambert

(see above)

William H. Moore

(see above)

Joel D. Moxley

(see above)

Officers of Crestwood Equity Partners LP

Robert G. Phillips

(see above)

J. “Heath” Deneke

(see above)

William C. Gautreaux

(see above)

Steven M. Dougherty

(see above)

Robert T. Halpin III

(see above)

Joel C. Lambert

(see above)

William H. Moore

(see above)

Joel D. Moxley

(see above)

Schedule I – 6

Directors of Crestwood Equity GP LLC

Robert G. Phillips

(see above)

Alvin Bledsoe

(see above)

Michael G. France

(see above)

Warren H. Gfeller

(see above)

Arthur B. Krause

Address: c/o Crestwood Holdings Partners, LLC, 700 Louisiana Street, Suite 2550, Houston, Texas 77002

Principal Occupation: Director

Citizenship: USA

Amount Beneficially Owned: 0

Randy E. Moeder

Address: c/o Crestwood Holdings Partners, LLC, 700 Louisiana Street, Suite 2550, Houston, Texas 77002

Principal Occupation: Chief Executive Officer and President of Moeder Oil & Gas, LLC

Citizenship: USA

Amount Beneficially Owned: 0

John J. Sherman

(see above)

John W. Somerhalder II

Address: c/o Crestwood Holdings Partners, LLC, 700 Louisiana Street, Suite 2550, Houston, Texas 77002

Principal Occupation: Chairman, President and Chief Executive Officer of AGL Resources Inc.

Citizenship: USA

Amount Beneficially Owned: 0

David M. Wood

(see above)

Schedule I – 7

Officers of Crestwood Equity GP LLC

Robert G. Phillips

(see above)

J. “Heath” Deneke

(see above)

William C. Gautreaux

(see above)

Steven M. Dougherty

(see above)

Robert T. Halpin III

(see above)

Joel C. Lambert

(see above)

William H. Moore

(see above)

Joel D. Moxley

(see above)

Officers of Crestwood Holdings LP

Robert G. Phillips

(see above)

J. “Heath” Deneke

(see above)

William C. Gautreaux

(see above)

Steven M. Dougherty

(see above)

Robert T. Halpin III

(see above)

Joel C. Lambert

(see above)

William H. Moore

(see above)

Joel D. Moxley

(see above)

Schedule I – 8

Directors of First Reserve GP XI, Inc.

William E. Macaulay

Address: First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Chairman and Co-Chief Executive Officer of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Anne E. Gold

Address: First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Chief Compliance Officer of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Jennifer C. Zarrilli

Address: First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Chief Financial Officer and Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Officers of First Reserve GP XI, Inc.

William E. Macaulay

(see above)

John A. Hill

Address: First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Vice Chairman of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Michael G. France

(see above)

Timothy H. Day

(see above)

Cathleen M. Ellsworth

Address: First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Francesco Giuliani

Address: First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: Italy

Amount Beneficially Owned: 0

Neil J. Hartley

Address: First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: United Kingdom

Amount Beneficially Owned: 0

Schedule I – 9

Will Honeybourne

Address: First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Alex T. Krueger

Address: First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Co-Chief Executive Officer and President of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Kenneth W. Moore

Address: First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

David A. Posner

Address: First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Jeffrey K. Quake

Address: First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Gary D. Reaves, II

Address: First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Claudio Santiago

Address: First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: Spain

Amount Beneficially Owned: 0

Alan G. Schwartz

Address: First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Directors of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Joshua R. Weiner

Address: First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Directors of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Schedule I – 10

Neil A. Wizel

Address: First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Jennifer C. Zarrilli

(see above)

Schedule I – 11